Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
 Nordic American Offshore Ltd.:
We consent to the incorporation by reference in the registration statement (No. 333‑208351) on Form F-3 of Nordic American Offshore Ltd. of our report dated April 24, 2017, with respect to the consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 20-F of Nordic American Offshore Ltd.

/s/ KPMG AS
Oslo, Norway
 April 24, 2017